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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)



                        GENAISSANCE PHARMACEUTICALS, INC.
                        ---------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    36867W105
                                    ---------
                                 (CUSIP Number)

                              Israel M. Stein, M.D.
                               Clinical Data, Inc.
                          One Gateway Center, Suite 411
                           Newton, Massachusetts 02458
                           Telephone No.: 617-527-9933
                           ---------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                                  John Hession
                           McDermott Will & Emery LLP
                                 28 State Street
                           Boston, Massachusetts 02109

                                  June 20, 2005
                                -----------------

             (Date of Event Which Requires Filing of This Statement) If the
              filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
                 schedule because of Rules 13d-1(e), (f) or (g),
                          check the following box [_].


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CUSIP NO. 36867W105                   13D                      Page 2 of 8 Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Clinical Data, Inc.  04-2573920
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [_]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [_]
     PURSUANT TO ITEM 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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                    7    SOLE VOTING POWER

                         0
                    ------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY             3,923,247*
  OWNED BY          ------------------------------------------------------------
EACH REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH
                         0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,923,247*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [-]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%*
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14   TYPE OF REPORTING PERSON

     CO
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* See Item 5(a) below.
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CUSIP NO. 36867W105                   13D                      Page 3 of 8 Pages
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     Item 1.     Security and Issuer.
                 -------------------
     This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Genaissance Pharmaceuticals, Inc. (the "Issuer"). The Issuer's principal executive offices are at Five Science Park,
New Haven, Connecticut 06511.


     Item 2.     Identity and Background.
                 -----------------------
     This statement is filed by Clinical Data, Inc., a Delaware corporation (and the officers, directors and control persons of Clincial Data, Inc. listed on Schedule A, "Clinical Data"). The address of Clinical Data's principal business and principal office is One Gateway Center, Suite 411, Newton, Massachusetts 02458. The principal business of Clinical Data is to supply a complete range of products and services, from equipment and reagents to lab management and consulting services, to small and medium sized medical laboratories both domestically and internationally.

     During the past five years, neither Clinical Data nor, to the knowledge of Clinical Data, any party named in Schedule A hereto has been (i)convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining it or him from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by it or him.


     Item 3.     Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------
     The Voting Agreement described in Item 4 of this statement was entered into by RAM Trading, Ltd., a Cayman Islands exempted company ("RAM"), Clinical Data, and the Issuer to facilitate the transactions contemplated by the Merger Agreement described by Item 4 of this statement. RAM granted to the Chief Executive Officer of Clinical Data an irrevocable proxy for the purpose of voting the shares of the Issuer's Series A Preferred Stock, $.001 par value (the "Series A Preferred Stock"), covered by the Voting Agreement in favor of approving the Merger (as defined below). RAM did not receive additional consideration from Clinical Data or the Issuer in connection with the execution and delivery of the Voting Agreement.


     Item 4.     Purpose of Transaction.
                 ----------------------
     On June 20, 2005, Clinical Data, Safari Acquisition Corp. ("Safari") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Clinical Data will acquire Genaissance in a stock-for-stock reverse triangular merger. In the merger, Safari will merge with and into Genaissance, which will result in Genaissance becoming a wholly-owned subsidiary of Clinical Data (the "Merger"). Following the Merger, former stockholders of Genaissance will hold approximately 40% of the outstanding capital stock of Clinical Data.

     To induce Clinical Data to enter into the Merger Agreement, RAM, as beneficial owner of all of the outstanding shares of the Issuer's Series A Preferred Stock, entered into a Voting Agreement with Clinical Data and the Issuer dated June 20, 2005 (the "Voting Agreement"). Pursuant to the Voting Agreement, RAM has agreed to vote the shares of the Issuer's Series A Preferred Stock over which it has sole voting power (and use its best efforts to cause the shares of the Issuer's Series A Preferred Stock over which it has joint voting power) in connection with any meeting or action by written consent of the stockholders of the Issuer: (a) in favor of approving the Merger Agreement, the Merger and each of the other transactions and other matters specifically contemplated by the Merger Agreement, (b) in favor of any proposal to adjourn any such meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of such meeting to approve the Merger Agreement, (c) against any action or agreement submitted for approval of the stockholders of the Issuer that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of RAM under the Voting Agreement and (d) except as otherwise agreed in writing by Clinical Data, against any action, agreement, transaction or proposal submitted for approval of the stockholders of the Issuer
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CUSIP NO. 36867W105                   13D                      Page 4 of 8 Pages
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that would reasonably be expected to result in any of the conditions to the
Issuer's obligations under the Merger Agreement not being fulfilled or that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay or adversely affect the transactions contemplated by the Merger Agreement. In connection with the Voting Agreement, RAM has also granted an irrevocable proxy to the Chief Executive Officer of Clinical Data to vote its shares of the Issuer's Series A Preferred Stock in the manner described above. The Voting Agreement terminates automatically upon the earlier of (i) the mutual consent of all of the parties thereto, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the effective time of the Merger.

     The descriptions of the Voting Agreement and the Merger Agreement contained in this statement are qualified in their entirety by reference to such agreements, copies of which are filed respectively as Exhibits 2.1 and 2.2 hereto.

     Other than as described above, Clinical Data currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Clinical Data reserves the right to develop such plans).


     Item 5.     Interest in Securities of the Issuer.
                 ------------------------------------
     (a)-(b) Aggregate number and percentage of class beneficially owned and Number of shares as to which such person has the power to vote and the power to dispose:


     As a result of the Voting Agreement, Clinical Data beneficially owns and has the shared power to vote 3,923,247 shares of the Issuer's Common Stock, constituting 9.99% of the Issuer's Common Stock outstanding following conversion of the Issuer's outstanding Series A Preferred Stock* subject to the "beneficial ownership" limitations described below. The terms of the Issuer's Series A Preferred Stock allow RAM to convert each share of the Issuer's Series A Preferred Stock, from time to time, into 10 shares of the Issuer's Common Stock. Under such terms, RAM is entitled to 0.88 of one vote for each share of the Issuer's Common Stock issuable upon conversion of the Issuer's Series A Preferred Stock held as of the record date for such vote. However, pursuant to the terms of an agreement between the Issuer and RAM, RAM may not convert their shares of the Issuer's Series A Preferred Stock into shares of the Issuer's Common Stock to the extent that, after giving effect to such conversion, RAM would "beneficially own" more than 9.99% of the Issuer's outstanding Common Stock within the meaning of Rule 13d-1 of the Exchange Act. In the absence of the "beneficial ownership" limitations imposed by such agreement, Clinical Data would beneficially own and have the shared power to vote 4,048,000 shares of the Issuer's Common Stock as a result of the Voting Agreement, constituting 10.3% of the Issuer's Common Stock outstanding following conversion of all of the Issuer's outstanding Series A Preferred Stock*.

     * Based upon 35,348,497 shares of the Issuer's Common Stock outstanding as of May 2, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2005.

     (c) Transactions during the past 60 days.

     Other than entering into the Voting Agreement, Clinical Data have not engaged in any transactions in shares of the Issuer's Common Stock during the past 60 days.

     (d) Right to dividends or proceeds of sale.

     To the best of its knowledge, as of the date hereof, Clinical Data does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Issuer's Common Stock beneficially owned by it.

     (e) Not applicable.


Item 6.          Contracts, Arrangements, Understandings or Relationships With
                 -------------------------------------------------------------
                 Respect to Securities of the Issuer.
                 -----------------------------------
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CUSIP NO. 36867W105                   13D                      Page 5 of 8 Pages
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     Except as otherwise described in Items 4 and 6 of this statement, to the best knowledge of Clinical Data, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.          Material to be Filed as Exhibits.
                 --------------------------------
     The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

     Exhibit 2.1 Agreement and Plan of Merger, dated June 20, 2005, among Clinical Data, Inc., Safari Acquisition Corporation and Genaissance Pharmaceuticals, Inc. (previously filed as
                    Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2005 and incorporated herein by reference).

     Exhibit 2.2 Voting Agreement, dated as of June 20, 2005, among Clinical Data, Inc., Genaissance Pharmaceuticals, Inc., and RAM Trading, Ltd. (previously filed as Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2005 and incorporated herein by reference).

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CUSIP NO. 36867W105                   13D                      Page 6 of 8 Pages
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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                 CLINICAL DATA, INC.



Date: June 30, 2005              /s/ Caesar J. Belbel
                                 ---------------------------------------------
                                 Caesar J. Belbel
                                 Vice President, General Counsel and Secretary


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CUSIP NO. 36867W105                   13D                      Page 7 of 8 Pages
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                                  EXHIBIT INDEX
                                  -------------



Exhibit Number      Exhibit
--------------      -------

     Exhibit 2.1 Agreement and Plan of Merger, dated June 20, 2005, among Clinical Data, Inc., Safari Acquisition Corporation and Genaissance Pharmaceuticals, Inc. (previously filed as
                    Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2005 and incorporated herein by reference).

     Exhibit 2.2 Voting Agreement, dated as of June 20, 2005, among Clinical Data, Inc., Genaissance Pharmaceuticals, Inc., and RAM Trading, Ltd. (previously filed as Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2005 and incorporated herein by reference).



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CUSIP NO. 36867W105                   13D                      Page 8 of 8 Pages
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                                   SCHEDULE A

      NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH DIRECTOR AND
                    EXECUTIVE OFFICER OF CLINICAL DATA, INC.

     The name, business address and title with Clinical Data, and present principal occupation or employment of each of the directors and executive officers of Clinical Data are set forth below. Except as indicated, each person's business address is c/o Clinical Data, Inc., One Gateway Center, Suite 411, Newton, Massachusetts 02458. Each of the persons identified below is a citizen of the United States.

                              PRESENT PRINCIPAL
                              OCCUPATION INCLUDING
NAME AND TITLE                NAME OF EMPLOYER
--------------                ----------------
Israel M. Stein               Chief Executive Officer and President,
Executive Officer and         Clinical Data, Inc.
Director

Mark D. Shooman               Senior Vice President and Chief Financial Officer
Executive Officer             Clinical Data, Inc.

Garth Gardner                 Senior Vice President and Chief Operating Officer
Executive Officer             Clinical Data, Inc.

Caesar J. Belbel              Vice President, General Counsel and Secretary
Executive Officer             Clinical Data, Inc.

Randal J. Kirk                Managing Director
Director                      Third Security, LLC

                              Address:
                              The Governor Tyler
                              1881 Grove Avenue
                              Radford, Virginia 24141

Arthur B. Malman              Partner
Director                      Malman & Goldman, LLP

                              Address:
                              152 W. 57th Street
                              New York, New York

Larry D. Horner               Director
Director                      Clinical Data, Inc,; Third Security Management
                              Corporation; Howe & Rusling, Inc